FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Corporation CNPJ/MF 47.508.411/0001-56	GLOBEX UTILIDADES S.A. Publicly-Held Corporation CNPJ/MF 33.041.260/0652-90

CASA BAHIA COMERCIAL LTDA. CNPJ/MF 59.291.534/0001-67

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”) Globex Utilidades S.A. (“Globex”) and Casa Bahia Comercial Ltda. (“Casa Bahia”), in compliance with the provision of Paragraph 4 of Section 157 of Law 6,404/76 and with Instruction CVM 358/02, do hereby inform their shareholders and the market that, on this date, the shareholders of the companies approved all the deliberations necessary to the successful conclusion of the association contemplated on material facts already published. Therefore, Nova Casa Bahia S.A. became a wholly-owned subsidiary of Globex, whose capital stock was increased according to the management proposal already published.

The parties reiterate that the association will allow the companies involved to capture, from now on, except what was delimited by the agreement between them and the Brazilian anti-trust entity, synergies, as well as benefits from their consumers in more products, better services and better access.

São Paulo, November 9, 2010.

Companhia Brasileira de Distribuição

Vitor Fagá de Almeida

Investors Relation Officer

Globex Utilidades S.A.

Orivaldo Padilha

Investors Relation Officer

Casa Bahia Comercial Ltda.

Michael Klein

Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 9, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.